SEC 1746 (11-02)
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		UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

							GEHL Company

(Name of Issuer)

                             Common Stock

(Title of Class of Securities)
				368483103

(CUSIP Number)

			NEUSON AG, Haidfeldstrasse 37,
		A-4060 Linz-Leonding, AUSTRIA, EUROPE
	Attention: Mr. Edgar Rainer, Tel.:0043-732-90590-190

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

			October 15, 2002

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of par. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box //



CUSIP No. 368483103                            Schedule 13D


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Baumaschinen AG


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)
X


3.
SEC Use Only


4.
Source of Funds (See Instructions) WC


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization  AUSTRIA, EUROPE

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power



8.
Shared Voting Power 767,349



9.
Sole Dispositive Power


10.
Shared Dispositive Power 767,349


11.
Aggregate Amount Beneficially Owned by Each Reporting Person 767,349


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 14,25%


14.
Type of Reporting Person (See Instructions)
CO

1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


PIN Privatstiftung


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)
X


3.
SEC Use Only


4.
Source of Funds (See Instructions) WC


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization  AUSTRIA, EUROPE

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power



8.
Shared Voting Power 767,349



9.
Sole Dispositive Power


10.
Shared Dispositive Power 767,349


11.
Aggregate Amount Beneficially Owned by Each Reporting Person 767,349


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 14,25%


14.
Type of Reporting Person (See Instructions)
OO








ITEM 3: Source and amount of Funds or other consideration is amended to read as follows
Prior to August 30th 2002, Neuson held 693,749 shares of the issuers common stock.

On Aug 30, 2002 Neuson purchased 3,500 shares in the open market at a total price of $35,229,80.
On Sept. 3, 2002 Neuson purchased 12,500 shares in the open market at a total price of $124,250.
On Sept. 4, 2002 Neuson purchased 5,000 shares in the open market at a total price of $48,525.
On Sept. 5 2002,Neuson purchased 2,500 shares in the open market at a total price of $24,375.
On Sept. 9 2002,Neuson purchased 5,000 shares in the open market at a total price of $49,990.
On Sept. 10,2002,Neuson purchased 10,000 shares in the open market at a total price of $101,250.
On Sept. 17 ,2002,Neuson purchased 5,000 shares in the open market at a total price of $51,000.
On Sept. 18 ,2002,Neuson purchased 15,000 shares in the open market at a total price of $151,799.
On Sept. 25 ,2002,Neuson purchased 6,000 shares in the open market at a total price of $60,499.
On Sept. 26 ,2002,Neuson purchased 2,600 shares in the open market at a total price of $26,255.
On Oct. 4 ,2002,Neuson purchased 240 shares in the open market at a total price of $2,424.
On Oct. 7 ,2002,Neuson purchased 4,760 shares in the open market at a total price of $48,076
On Oct. 15 ,2002,Neuson purchased 1,500 shares in the open market at a total price of $14,550.

Working Capital of Neuson was used to purchase such shares, and no part of the purchase price was represented by borrowed funds. Taking into account these purchases Neuson owns now 767,349 shares.

Item 4: Purpose of transaction
is amended to read as follows
The Reporting person acquired the shares during the period beginning on August 30, 2002 and ending October 15, 2002 for investment purposes.
Depending on market conditions and other factors, the Reporting Person may acquire additional shares as they deem appropriate, whether in open market sales, privately negotiated transactions or otherwise.
The reporting person also reserves the right to dispose of Shares in the open market, in privately negotiated transactions with third parties or otherwise.

Except as set forth herein, the Reporting person do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of item 4 of schedule 13D.

Item 5: Interest in securities of the issuer is amended to read as follows
(a)Neuson currently owns 767,349 shares, representing approximately 14,25% of the issued and outstanding shares of common stock of GEHL, based on the Issuer having issued and outstanding 5.377M Shares of Common Stock issued and outstanding on September 28, 2002 (according to Bloomberg). Baumaschinen and PIN may each be deemed to be beneficial owners of the Shares owned by Neuson.

(b) Neuson has sole voting and dispositive power with respect to the 767,349 shares. Baumaschinen and PIN may be deemed to have shared voting and dispositive power with respect to the 767,349 shares.

c) Other than reported herein, the Reporting Persons have not conducted any transactions in the Shares in the past 60 days.
d) None
e) The reporting person became beneficial owner of more than 5% of the Shares on October 23, 2001





Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date


Signature     Baumaschinen AG


Name/Title



Date


Signature     PIN Privatstiftung


Name/Title



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001) http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 12/05/2002